UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WOW Studios Incorporated dba "Buki"

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation
    Washington

    Date of organization
    December 17, 2015

Physical address of issuer
603 Stewart Street, Suite 707, Seattle, WA 98101

Website of issuer
http://www.bukibrand.com

Name of the Intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of the Intermediary
0001751525

SEC file number of the Intermediary
007-00167

CRD number, if applicable, of the Intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest
2.0% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of the Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from the Target Offering Amount)
$107,000.00

Deadline to reach the Target Offering Amount
May 29, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2018)	Prior fiscal year-end (December 31, 2017)
Total Assets	$493,480.33	$555,407.48
Cash & Cash Equivalents	$45,406.23	$177,655.05
Accounts Receivable	$0.00	$0.00
Short-term Debt	$619,450.69	$644,989.05
Long-term Debt	$144,170.00	$140,969.50
Revenues/Sales	$773,937.22	$532,202.65
Cost of Goods Sold	$318,975.53	$263,724.68
Taxes Paid	$15,823.22	$15,275.13
Net Income	-$39,589.29	-$115,503.91

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

February 1, 2019

FORM C

Up to $107,000.00

WOW Studios Incorporated dba "Buki"



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by WOW Studios Incorporated dba "Buki", a Washington corporation (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors purchasing the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 (the "***Target Offering Amount***" or "***Minimum Amount***") and up to $107,000.00 (the "***Maximum Amount***") from Purchasers in the offering of the Securities described in this Form C (this "***Offering***"). The minimum amount of the Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of Purchasers are set forth below in the section entitled "*The Offering and the Securities—The Securities.*" In order to purchase the Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary (as defined below) has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "***Intermediary***"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50.00	$3.00	$47.00
Aggregate Minimum Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Amount	$107,000.00	$6,420.00	$100,580.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Purchasers must rely on their own examination of the issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other literature. These Securities are offered under an exemption from registration; however, neither the SEC nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), as amended ("*Regulation CF*") must file a report with the SEC annually and post the report on its website at http://www.bukibrand.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C is February 1, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d));
(3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE *"ESCROW AGENT"*) SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

Following the close of the Offering, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on the Company's website at: http://www.bukibrand.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

WOW Studios Incorporated dba "Buki" (the "*Company*") is a Washington corporation, formed on December 17, 2015.

The Company is located at 603 Stewart Street, Suite 707, Seattle, WA 98101 and its website is http://www.bukibrand.com.

The Company primarily conducts business in/from Seattle, Washington.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Buki crafts men's and women's clothing with state-of-the-art fiber technology that is great for travel, but better for everyday use. The entire collection is breathable, sustainable, and machine-washable. We sell directly from our own retail shops and online, but also target high-end specialty retailers within the $400M U.S. apparel market.

The Offering

Minimum Amount of Securities being offered	25,000
Total Securities outstanding after Offering (if Minimum Amount reached)	25,000*
Maximum Amount of Securities being offered	107,000
Total Securities outstanding after Offering (if Maximum Amount reached)	107,000*
Purchase price per Security	$1.00
Minimum investment amount per investor+	$50.00+
Offering deadline	May 29, 2019
Use of proceeds	The Company plans to use the proceeds from this Offering in accordance with the Use of Proceeds table set forth on page 19 hereof.
Voting Rights	The Securities do not have voting rights at present or when converted as further detailed on page 26 hereof.

*The total number of the Securities outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2% of the Securities issued in the Offering(s).
+The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so. If the Company fails to raise the Minimum Amount in this Offering or fail to execute its business plan successfully, then the Company will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company may face potential difficulties in obtaining capital.
The Company may have difficulty raising capital in the future as a result of, among other factors, its unprofitability, the inherent business risks associated with the Company, and present and future market conditions. The Company's future sources of revenue may not be sufficient to meet its future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Security breaches of confidential customer information, or confidential employee information may adversely affect the Company's business.
The Company's business requires the collection, transmission and retention of employee information and customer data in various information technology systems that the Company maintains. The integrity and protection of that customer and employee data is critical to the Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

The Company depends on suppliers and contractors to meet its contractual obligations to its customers.
The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements in a timely and cost-effective manner. Likewise, the quality of the Products may be adversely impacted if a contractor or a supplier of major components for the Products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The Products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed Products to us adversely affecting our business and results of operations.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joey Rodolfo and Stacy Bennett, who are the directors and executive officers of the Company. The Company has or intends to enter into an employment agreement with them, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Joey Rodolfo and Stacy Bennett or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company has no way to guarantee key personnel will stay with the Company.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states may not enforce certain non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company may fail to improve the Products in a competitive, demanding and rapidly changing environment.
To succeed in a competitive industry, the Company must continually improve the Products to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the Company's designers and suppliers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and fashion trends. The Company must continue to respond to market demands or the Company's business operations may be adversely affected.

The development and commercialization of the Products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of the Products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.
The Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

From time to time, third parties may claim that one or more of the Products infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a

counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has not prepared any audited financial statements.
You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Securities

The SEC does not pass upon the merits of the Securities or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance from the SEC as it relates to this Offering.

The Company has the right to limit individual Purchasers' commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney before transferring his or her Securities.
Purchasers should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that Purchasers may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is

purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

There is no guarantee of a return on Purchaser's investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering Deadline and to end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held with the Escrow Agent while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. You have the right to cancel your investment in the event the Company extends the Offering. If you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached. Before the new offering deadline is reached, if the Company does not receive the Minimum Amount, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Amount, funds will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21 calendar days but before the Offering Deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is generally under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Securities do not provide Purchasers with voting rights, and even upon the conversion of the Securities to CF Shadow Securities (which cannot be guaranteed), Purchasers will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders, but will instead be treated the same as common equity holders and are therefore unlikely to recover any assets in the event of a dissolution or bankruptcy.

In a dissolution or bankruptcy of the Company, Purchasers which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a Liquidity Event (as defined below), may Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no present market for the Securities and the Company has arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company may never elect to convert the Securities or undergo a Liquidity Event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a Liquidity Event occurs, Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The CF Shadow Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The CF Shadow Securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence Purchasers will be subject to dilution in an unpredictable amount. Such dilution may reduce Purchaser's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including Purchasers. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

The CF Shadow Securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to Purchasers equity securities that are materially distinct from equity securities it will issue in the future. The CF Shadow Securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the Securities) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in equity securities. The Company may not provide Purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of the Company's equity securities. This paragraph does not purport to be a complete summary of all such distinctions.

While the Securities provide for mechanisms whereby a Purchaser would be entitled to a return of his or her purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Securities, Purchasers may be entitled to a return of their principal amount. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Buki crafts men's and women's clothing with state-of-the-art fiber technology that is great for travel, but better for everyday use. The entire collection is breathable, sustainable, and machine-washable. We sell directly from our own retail shops, but also target high-end specialty retailers within the $400M U.S. apparel market.

History of the Business

The Company was formed in December 2015 by Joey Rodolfo and Stacy Bennett.

The Company's Products

Product	Description	Current Market
Buki apparel	Men's and women's clothing with state-of-the-art fiber technology that is machine washable, breathable and sustainable.	We sell our Products from our own retail store, ecommerce website, and also sell to high-end specialty retailers within the $400M U.S. apparel market.

Competition

Fashion and style are becoming more casual and the athleisure market is growing, but consumers are demanding more than 'sweats'. Today's apparel consumer faces a choice between performance/technical clothes and luxury clothes – but they want both. Buki is the perfect intersection of luxury performance clothing to take consumers from desk-to-dinner.

There are other brands doing 'technical' clothing, but not in the luxury space, and not as a full clothing collection for men and women. We view our competitors in one of two categories: (1) Technical Clothing: Kit & Ace, Ministry of Supply, and Mizzen & Main are three brands with good consumer mindshare in the technical clothing space, and (2) Luxury brands: Eleventy, and Theory are two luxury brands that are beautifully designed but offer no performance/technical benefits.

Supply Chain and Customer Base

We have a long-standing relationship with our fiber technology supplier in Japan (Mitsubishi), and our vertical factory in Thailand. Our manufacturing partner in Thailand provides state-of-the-art manufacturing methods (machinery and sewing) and provides Vendor Managed Inventory (60-80 day turnaround) which provides us with the benefit of speed to market.

Our target customer is a well-educated, well-traveled, well-employed person that appreciates comfort and style.

Intellectual Property

The Company owns one trademark.

Trademarks

Application or Registration#	Goods	Mark	File Date	Registration Date	Country
5632237	Luxury technical sportswear tops as clothing embedded with fiber technology; luxury technical sportswear bottoms as clothing embedded with fiber technology; luxury technical sportswear	BUKI	May 2, 2018	December 18, 2018	United States

	headwear embedded with fiber technology; luxury technical sportswear footwear embedded with fiber technology.				

Governmental/Regulatory Approval and Compliance

The Company is not subject to any unique regulatory approval or compliance as a clothing brand.

Litigation

To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$6,420
Attorney Fees	6.00%	$1,500	1.40%	$1,500
Retail Expansion	17.00%	$4,250	18.00%	$19,260
Marketing	23.00%	$5,750	23.00%	$24,610
Digital/E-Commerce	17.00%	$4,250	18.00%	$19,260
Sales Team Expansion	17.00%	$4,250	19.00%	$20,330
Inventory	14.00%	$3,500	14.60%	$15,620
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Company may alter the use of proceeds as set forth above, in its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Joey Rodolfo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Director, December 2015 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Director, December 2015 – present. Mr. Rodolfo leads product design and development, including Buki's specially-designed fabrics and acts as the head of merchandising and sales.

Education
Studied Communications at the University of Arizona

Name
Stacy Bennett

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, Director, December 2015 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operating Officer, Director, December 2015 – present. Ms. Bennett leads the Company's marketing, e-commerce, retail, social media, public relations and operations.

Education
B.A. Fine Arts, Seattle University, 1990
M.B.A., City University of Seattle, 1998

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. All members of the Company's staff are part time 1099 contractors, and thus not technically employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,000,000
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Small Business Association (SBA)
Amount outstanding	$143,224.69
Interest rate and payment schedule	7.25%, monthly payment 2nd of each month
Amortization schedule	Interest rate adjusted annually, 2% above prime
Describe any collateral or security	None
Maturity date	Nov 9, 2027
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	1	None; Consulting services were provided instead	N/A	November 1, 2017	Section 4(a)(2)

Valuation

There has been no pre-offering value ascribed to the Company. The Securities have been priced arbitrarily.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Based on Voting Power Prior to Offering
Joey Rodolfo	48.88%
Stacy Bennett	48.88%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been certified by the officers of the Company, are attached hereto as Exhibit A.

Operations
The Company expects to achieve profitability in 2019.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than as set forth in the Use of Proceeds table.

Trends and Uncertainties

After reviewing this Form C in its entirety and the Company's current business plan, Purchasers should consider the trends and uncertainties that a company in this industry may be subject to, the financial health of the Company and the need for external financing and come to its own evaluation of whether to invest.

The financial statements, attached hereto as Exhibit A, are an important part of this Form C and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of the Securities for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 29, 2019 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "*Maximum Amount*") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Purchaser's funds will be held in escrow with the Escrow Agent until the Minimum Amount is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive the Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined and arbitrarily set at $1.00. The minimum amount that an Investor may invest in the Offering is $50.00.

In the event two multiples of the Target Offering Amount is reached prior to May 29, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closings, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before May 29, 2019.

The Company may only conduct another closing before May 29, 2019 if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before May 29, 2019.

The Company has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

The Offering is being made through the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

We request that you please review our organizational documents and the Securities in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Minimum Amount is sold), the Company's authorized capital stock will consist of 10,000,000 shares of common stock, no par value, of which 5,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "*Equity Financing*"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except: (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote, and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, Purchasers will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "*Purchase Amount*") by:

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "*SAFEs*"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "*First Financing Price*" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Securities

equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Securities are based off of.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("*IPO*") or Change of Control (see below) (either of these events, a "*Liquidity Event*") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Purchasers and holders of other SAFEs (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Securities to the Purchaser pursuant to the conversion provisions, or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place that would affect the Securities.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities may convert into a number of CF Shadow Securities based on a designated valuation cap, which is a type of anti-dilution right. However, future equity financings may still dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "***Member of the family***" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother /father /daughter /son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE

CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has engaged in the following transactions which may give rise to a conflict of interest with the Company, its operations or its securityholders.

Related Person/Entity	Joey Rodolfo and Stacy Bennett
Relationship to the Company	Executive Officers and Directors
Total amount of money involved	$619,450.69 (total outstanding as of December 31, 2018)
Benefits or compensation received by related person	None
Benefits or compensation received by Company	$619,450.69
Description of the transaction	Joey Rodolfo and Stacy Bennett provided an interest free, uncollateralized loan without any maturity date to the Company to finance startup costs.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

        Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joey Rodolfo
(Signature)

Joey Rodolfo
(Name)

Chief Executive Officer
(Title)

2/1/19
(Date)

        Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Stacy Bennett
(Signature)

Stacy Bennet
(Name)

Director
(Title)

2/1/19
(Date)

/s/Joey Rodolfo
(Signature)

Joey Rodolfo
(Name)

Director
(Title)

2/1/19
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Form of Crowd SAFE

EXHIBIT A

Financial Statements

WOW STUDIOS INCORPORATED dba BUKI

Unaudited Financial Statements for the Years Ended

December 31, 2018 and 2017

WOW Studios Incorporated
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Chase - Checking xxxx9351	39,993.29
US Bank - Checking	5,412.94
Total Checking/Savings	45,406.23
Total Current Assets	45,406.23
Other Assets	
Deferred income tax Benefit	7,292.00
Inventory	440,357.10
Patent	425.00
Total Other Assets	448,074.10
TOTAL ASSETS	**493,480.33**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	785.42
Shareholder Loans	
Joey	567,934.54
Stacy	50,780.01
Shareholder Loans - Other	-49.28
Total Shareholder Loans	618,665.27
Total Other Current Liabilities	619,450.69
Total Current Liabilities	619,450.69
Long Term Liabilities	
US Bank SBA Loan	144,170.00
Total Long Term Liabilities	144,170.00
Total Liabilities	763,620.69
Equity	
Opening Balance Equity	270,147.13
Retained Earnings	-500,698.20
Net Income	-39,589.29
Total Equity	-270,140.36
TOTAL LIABILITIES & EQUITY	**493,480.33**

WOW Studios Incorporated
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Chase - Checking xxxx9351	90,620.30
US Bank - Checking	87,034.75
Total Checking/Savings	177,655.05
Total Current Assets	177,655.05
Other Assets	
Inventory	377,327.43
Patent	425.00
Total Other Assets	377,752.43
TOTAL ASSETS	**555,407.48**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Shareholder Loans	
Joey	594,648.33
Stacy	50,390.00
Shareholder Loans - Other	-49.28
Total Shareholder Loans	644,989.05
Total Other Current Liabilities	644,989.05
Total Current Liabilities	644,989.05
Long Term Liabilities	
US Bank SBA Loan	140,969.50
Total Long Term Liabilities	140,969.50
Total Liabilities	785,958.55
Equity	
Opening Balance Equity	270,147.13
Retained Earnings	-385,194.29
Net Income	-115,503.91
Total Equity	-230,551.07
TOTAL LIABILITIES & EQUITY	**555,407.48**

WOW Studios Incorporated
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Retail	
Store Sales	163,580.74
Web Sales	33,418.06
Retail - Other	-1,129.79
Total Retail	195,869.01
Service	145,076.40
Wholesale	432,991.81
Total Income	773,937.22
Cost of Goods Sold	
Freight	62,491.65
Import Duties	81,334.10
Purchases	123,409.49
Shipping	17,152.15
Warehousing	34,588.14
Total COGS	318,975.53
Gross Profit	454,961.69
Expense	
Advertising and Promotion	16,745.26
Auto and Truck Expenses	1,071.25
Bank Service Charges	1,974.01
Charitable Contributions	545.00
Computer and Internet Expenses	
Apparelmagic	2,700.00
Computer and Internet Expenses - Other	4,517.68
Total Computer and Internet Expenses	7,217.68
Deferred Income Tax	-7,292.00
Interest Expense	11,590.00
Marketing Expenses	
Business Development	2,997.00
Design	
R&D	116.90
Design - Other	90,541.76
Total Design	90,658.66
Marketing	26,352.95
Merchandising	36,824.00

WOW Studios Incorporated
Profit & Loss
January through December 2018

	Jan - Dec 18
PR	22,328.00
Sales	
Retail	
Maintenance	1,524.78
Retail - Other	65,340.64
Total Retail	66,865.42
Services	700.00
Wholesale	
Commission	6,846.17
Wholesale - Other	31,998.13
Total Wholesale	38,844.30
Total Sales	106,409.72
Total Marketing Expenses	285,570.33
Meals and Entertainment	19,531.29
Office Supplies & Expense	16,205.66
Parking	166.32
Payroll Expenses	6,486.01
Professional Fees	10,926.78
Rent Expense	63,655.52
Repairs and Maintenance	521.19
Samples	6,210.93
Taxes - City and State B&O	15,823.22
Telephone Expense	4,966.43
Travel Expense	25,636.10
Wholesale Tradeshows	7,000.00
Total Expense	494,550.98
Net Ordinary Income	-39,589.29
Net Income	**-39,589.29**

WOW Studios Incorporated
Profit & Loss
January through December 2017

		Jan - Dec 17
Ordinary Income/Expense		
Income		
Kickstarter		23,000.00
Retail		
Store Sales		132,442.74
Web Sales		16,776.45
Retail - Other		-504.06
Total Retail		148,715.13
Service		312,383.68
Wholesale		48,103.84
Total Income		532,202.65
Cost of Goods Sold		
Freight		66,618.30
Import Duties		10,319.75
Purchases		158,269.59
Shipping		2,542.20
Warehousing		25,974.84
Total COGS		263,724.68
Gross Profit		268,477.97
Expense		
Advertising and Promotion		17,105.86
Auto and Truck Expenses		979.15
Bank Service Charges		10,368.19
Business License Expense		114.58
Charitable Contributions		4,000.00
Computer and Internet Expenses		
Apparelmagic		2,700.00
Computer and Internet Expenses - Other		4,805.69
Total Computer and Internet Expenses		7,505.69
Insurance Expense		281.71
Interest Expense		425.50
Marketing Expenses		
Design		88,360.18
Marketing		27,665.27
Merchandising		20,290.00
PR		2,025.00
Sales		
Retail		
Maintenance	352.48	
Retail - Other	36,731.75	
Total Retail	37,084.23	
Wholesale	8,939.15	
Total Sales	46,023.38	
Total Marketing Expenses		184,363.83
Meals and Entertainment		12,680.56
Office Supplies & Expense		12,836.84
Parking		285.84
Professional Fees		21,432.45
Rent Expense		55,247.64
Repairs and Maintenance		824.11
Samples		8,809.36
Taxes - City and State B&O		15,275.13

WOW Studios Incorporated
Profit & Loss
January through December 2017

	Jan - Dec 17
Telephone Expense	6,392.13
Travel Expense	22,214.31
Wholesale Tradeshows	2,839.00
Total Expense	383,981.88
Net Ordinary Income	-115,503.91
Net Income	**-115,503.91**

WOW Studios Incorporated
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-39,589.29
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Payroll Liabilities	785.42
Shareholder Loans:Joey	-26,713.79
Shareholder Loans:Stacy	390.01
Net cash provided by Operating Activities	-65,127.65
INVESTING ACTIVITIES	
Deferred income tax Benefit	-7,292.00
Inventory	-63,029.67
Net cash provided by Investing Activities	-70,321.67
FINANCING ACTIVITIES	
US Bank SBA Loan	3,200.50
Net cash provided by Financing Activities	3,200.50
Net cash increase for period	-132,248.82
Cash at beginning of period	177,655.05
Cash at end of period	**45,406.23**

WOW Studios Incorporated
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-115,503.91
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Shareholder Loans:Joey	179,678.45
Shareholder Loans:Stacy	51,327.08
Net cash provided by Operating Activities	115,501.62
INVESTING ACTIVITIES	
Inventory	-107,180.30
Patent	-325.00
Net cash provided by Investing Activities	-107,505.30
FINANCING ACTIVITIES	
US Bank SBA Loan	140,969.50
Net cash provided by Financing Activities	140,969.50
Net cash increase for period	148,965.82
Cash at beginning of period	28,689.23
Cash at end of period	**177,655.05**

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
WOW Studios, Inc. ("the Company") was incorporated on December 17, 2015 in the state of Washington. The Company currently operates under the d/b/a of "Buki Brand" and is headquartered in Seattle, Washington. The Company is engaged in the business of selling retail clothing to consumers in the northwest region of the United States.

Method of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumption could affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory consisting of finished goods held for sale, and is stated at the lower of cost (first in, first out method) or net realizable value. No inventory allowance for obsolescence has been recognized for the periods ending December 31, 2018 and 2017, respectively.

Revenue and Cost Recognition
The Company recognizes revenues from the sale of products when persuasive evidence of a sale or arrangement exists; delivery has occurred; the price is fixed or determinable and collectability is reasonably assured.

Advertising Costs
The Company expenses advertising costs as incurred.

Shipping and Handling Costs
Shipping and handling costs are recorded as a cost of goods sold.

Income Taxes
Prior to 2018, the Company had elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the shareholders of S corporation are taxed on their proportionate share of the Company's taxable income. In May 2018, the Company changed its status and elected to be taxed as a C corporation. Generally accepted accounting principles requires the Company to record a provision for income taxes.

The Company has adopted accounting rules that prescribe when to recognize and how to measure the financial statement effects, if any, of income tax positions taken on its income tax returns. The Company's income tax filings are subject to audit by various taxing authorities within the three-year audit periods proceeding the current year-end.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes(continued)
The accounting rules require management to evaluate the likelihood that, upon examination by the relevant taxing authorities, those income tax positions would be sustained. If it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized on the balance sheets of the Company along with any associated penalties and interest. Based on the results of management's evaluation, the Company believes that their tax positions are appropriate based on current facts and circumstances.

Subsequent Events
The Company has evaluated subsequent events through (date to be filled in by CPA firm), which is the date the financial statements were available to be issued.

NOTE 2 – CASH CONCENTRATION OF CREDIT RISK

At times during the year, the Company maintains cash balances at financial institutions which exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. Management believes the risk in these situations to be minimal.

NOTE 3 – SHAREHOLDER LOANS

Amounts advanced to the Company from shareholders amount to approximately $96,920 and $123,240 as of December 31, 2018 and 2017. The amounts are non-secured, non-interest bearing and are due upon demand.

NOTE 4 – NOTE PAYABLE

The Company exercised a note payable with the Small Business Administration (SBA) in November 2017. The balance payable amounted to approximately $144,170 and $140,970 as of December 31, 2018 and 2017, respectively. The note is payable in monthly installments of principal and interest of $1,883. The note bears interest at a rate of 7.25% and is collateralized by certain assets of the Company. Interest expense amounted to $11,590 and $425 for the years ended December 31, 2018 and 2017, respectively.

NOTE 5 –INCOME TAX

The Company incurred a net operating loss for the period ending December 31, 2018, and therefore, recognized an income tax benefit on its balance sheets of approximately $7,300. No valuation allowance has been recorded for the year ending December 31, 2018.

NOTE 6 – EQUITY

The Company is authorized to issue 10,000,000 shares of no par value common stock, of which 5,000,000 are issued and outstanding as of December 31, 2018 and 2017.

NOTE 7 – COMMITMENTS AND UNCERTAINTIES

Operating Leases
The Company is under various operating leases for its warehouse, retail store location and office space in Seattle, WA from unrelated third parties. The leases have terms ranging from month to month to a 6-month lease. It is expected that these leases will remain in the current state for the foreseeable future.

Legal
The Company is not currently involved with and does not know of any pending litigation or claims against the Company.

Going Concern
Since inception, the Company has relied on its shareholders to fund its operations and net operating losses. As of December 31, 2018, the Company has not yet achieved profitable results due to the extensive nature of its business operations and heavy working capital needs. However, operating at a loss and having negative cash flows from operations in the first several years is typical in the retail clothing business. Therefore, raising capital is a top priority for the Company to continue its operations.

These matters raise substantial doubt about the Company's ability to continue as a going concern, During the next twelve months, the Company intends to fund its operations from funding from its proposed regulation crowdfunding campaign and additional debt or equity financing options. Management believes it will be able to achieve its goal of profitability through these efforts.

.

I, Joey Rodolfo, being the Chief Executive Officer of WOW Studios Incorporated dba "Buki", a Washington Corporation (the "Company"), hereby certify as of this 1st day of February 2019 that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income (deficit), and cash flows for the years ended December 31, 2017 and December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Joey Rodolfo
Name: Joey Rodolfo
Title: Chief Executive Officer
Company: WOW Studios Incorporated dba "Buki"

EXHIBIT B

Offering Page



Company Name	Buki

Logo



Headline　　Luxury clothing made with fiber technology

Cover photo



Hero Image



Tags

Female Founders, Minority Founders, B2C, E-commerce, Retail, Apparel

Pitch text

Deal highlights

- Clothing collection crafted with state-of-the-art fiber technology
- Collagen Collection named "The Next Big Thing" by Hollywood Reporter
- Seattle flagship store delivering a 70% returning customer rate and $350 average order size ($347 to be exact)
- Founded/led by designer Joey Rodolfo and marketing executive Stacy Bennett, both with proven track records and 30+ years of experience
- Founders have personally invested their own money towards launch
- Multi-channel marketer targeting $292B US apparel market

Consumers must choose between "performance" and "luxury"…but they want both

People want to wear clothes that feel incredibly comfortable but look stylish and are easy to take care of. Typically, they need to choose between "Performance" clothing, which is usually athletic, athleisure, or active silhouettes, or "Luxury" clothing, which are beautiful, but expensive. There isn't a luxury clothing brand that offers consumers desk-to-dinner styles with performance qualities…until now.



Today's apparel consumer wants it all

US fashion trends have fundamentally become more casual, driving a growing athleisure market, but consumers are demanding more than 'sweats'.

There are other clothing brands doing 'technical' clothing, but not in the luxury space, and not as a full clothing collection for men and women.

As a result, the $292B US apparel market is void of a high-end clothing collection that offers performance qualities in desk-to-dinner silhouettes.

People want to wear comfortable clothes that can take them from desk-to-dinner. With the benefit of innovation, and technology, Buki makes that possible.



Welcome to the wardrobe revolution

Technology is improving every aspect of our everyday lives, and your clothes are no exception. We craft what we think is the world's most comfortable clothes by combining state-of-the-art fiber technology with luxurious fabrics. Our seasonless collection of wardrobe staples are great for travel, and even better for everyday.


We believe the next stage of innovation
in clothing is ... technology

Buki performs unlike anything you've ever experienced because it is crafted with our proprietary state-of-the-art Japanese fiber technology, Kinoki-3.0™:


KINOKI-3.0
STATE-OF-THE-ART FIBER TECHNOLOGY
MOISTURE-MANAGEMENT
TO KEEP YOU DRY
DYNAMIC STRETCH & RECOVERY
TO MOVE WITH YOU
WRINKLE-RESISTANCE
TO KEEP YOU LOOKING SHARP
MACHINE-WASHABLE
FOR EASY CARE

We believe in “Fabrics First” and design our collections around our proprietary fabrics that perform: from keeping you warm, to cooling you down, and even softening your skin...Buki is a Wardrobe Revolution.



FABRICS FIRST

OUR HIGH-TECH FABRICS HAVE MORE BENEFITS TO KEEP YOU SUPREMELY
COMFORTABLE. THEY'RE ALL BREATHABLE, SUSTAINABLE, AND *MACHINE-WASHABLE*.

KINOKI-3.0
STATE-OF-THE-ART FIBER TECHNOLOGY

COLLAGEN
- Super-Soft
- Moisturizing
- Deodorizing
- UPF 50 UV Protection

NEO-TECH
- Dynamic Stretch & Recovery
- Wrinkle Resistant
- Moisture-Transport
- Machine-Washable

CORE-TECH
- Cooling Yarn
- Wrinkle Resistant
- Moisture-Transport
- Machine-Washable

TECH-LITE
- Packable
- Dynamic Stretch & Recovery
- Wrinkle Resistant
- Machine-Washable

MICRO-JERSEY
- Quick Dry
- Dynamic Stretch & Recovery
- Moisture-Transport
- Machine-Washable

DESK-TO-DINNER STYLE
Breathable. Sustainable. Machine-Washable

Collagen Turtleneck, Marta Pant

East Coast Plaid Shirt, Getaway Pant

Our story

Co-Founders Joey Rodolfo and Stacy Bennett, seasoned industry executives, had a dream of creating the world's most comfortable clothing collection and Buki is turning that dream into a reality.

Rodolfo developed our proprietary fiber technology, Kinoki-3.0™, with the leading fiber innovation company in the world (located in Japan), and designed the collections around the innovative fabrics.

The perfect intersection of Performance and Luxury



Bennett heads up the company's marketing and operations efforts and together they are a dynamic duo that is passionate about innovating the apparel market with technology.

They opened a Pop-Up Shop downtown Seattle in November 2016 to test the concept and it was quickly a hit; the Seattle store has become their Flagship location and they are now carried in 65 high-end retail boutiques around the country.



Buki is making headlines



Los Angeles Times

"...dress your way to softer skin."



WWD

"Fabric that moisturizes
the skin isn't so
Space-Age after all"





POPSUGAR.

"...as soon as I felt Buki's
Collagen Scoop Neck, I
wanted to put it on, live in it
forever..."

Growing 50% year-over-year since launch

Since launch, Buki has gotten great traction in their Seattle retail store, on their website, and in high-end specialty boutiques across the country.

50% GROWING YEAR-OVER-YEAR SINCE LAUNCH.

70%
Retention Rate
(industry average is 32%)

1 → 17
Expanded from
1 state to 17 in less
than 24 months.

78%
Gross Margin
(industry average is 40%)

Our customers

"I love this store! I fell in love with the Collagen Collection...and the owners. I can't wait to wear my Perfect Pullover!"



-Nicole Conzatti



"Once you slip into a piece of Buki, you won't want to slip out of it."

CatherinaGrace©

"I don't ever want to take Buki off. It is amazing!"

-Cheri Brown

A wardrobe revolution in-store and online

- 27% retail
- 57% wholesale
- 4% online
- 12% partners

We believe in the retail channel as a way to bring our collection to life; customers benefit from experiencing our revolutionary technical fabrics to fully appreciate them. And the true epiphany happens when they try them on and experience fabrics that they've never experienced before (because we've developed all of them).

The real testament is in wearing Buki over time; 70% of our sales are from repeat customers. Once you wear Buki, it's all you want to wear. And our price points range from $98-248 so it's accessible to build a capsule collection of comfort.

We're planning to further develop our business into three primary channels:
- **Wholesale:** Our wholesale business will target high-end specialty retailers with our clothing collections and spas/resorts with our collagen clothing and accessories. Targeting $10M in sales in year 5
- **Retail:** Our Seattle store has become our Flagship location and we're looking to expand into key markets with additional pop-up stores. Targeting $5M in sales in year 5



- **Online:** www.bukibrand.com is our spotlight for our entire collection, including preview/pre-order styles. Our web sales are stronger in geographic regions where we have a solid wholesale presence and so we see major upside in growing our web business as our wholesale business builds across the country. Additionally, we would like to continue building our digital marketing programs to ramp up our web business significantly. Targeting $2M in sales in year 5



Partners/Events: We are exploring several creative strategies to increase Brand Awareness and Sales with additional retail outlets: Corporate Pop-Ups (Facebook, Twitter, Amazon, etc) and B8ta Retail Stores.



Our desk-to-dinner technical clothing is very appealing to corporate tech employees and we were invited by Facebook HQ to host a Pop-Up Event at their Silicon Valley corporate headquarters; we are actively pursuing these type of corporate events.



We are a featured vendor partner at B8ta retail locations in Chicago, San Francisco, Houston, and New Jersey. The Impressions and Discoveries that we receive in their retail stores are of scalable volume with great synergy between our target customer and their target customer. Targeting $1 M in sales in year 5.



The US apparel market is worth $292B, and athleisure is $46B

Buki focuses on well-educated, well-traveled, and well-employed consumers who appreciate luxury, comfort, and style.

While we are targeting the $292B US apparel market, we keep our eye on the $46B athleisure market because of the comfort and easy-care factors. The comfort of Buki's clothing is on par with athleisure, but the desk-to-dinner style is categorized in the Apparel market proper.

Our strategy is to introduce our clothing collection into their shopping path via their favorite high-end specialty retail boutique (our own stand-alone Pop-Up or via a retail partner) and by becoming a go-to clothing solution for their weekday, weekend, travel, and work.



Buki is good for you *and* the environment

Most competitive technical fabrics use chemicals
to create 'performance' functions.

We use **state-of-the-art fiber technology.**

Other brands are doing 'technical' clothing, but not in the luxury space, and not as a full clothing collection for men and women.

Competitor	Mens + Womens	Performance Clothes	Luxury Clothes
	✓	✓	✗
	✓	✓	✗
	✓	✗	✓
	✓	✗	✓
MIZZEN+MAIN	✗	✓	✗

Most competitive fabrics that are marketed as 'technical' are simple polyester stretch with little to no technical function. All of our Buki technical fabrics are created with state-of-the-art fiber technology that outperforms other "performance" fabrics; plus, they are all sustainable and machine-washable (no dry-cleaner, no iron!)

Bootstrapped

We tested the waters with a Kickstarter campaign in 2017, but our fundraising journey really begins here at Republic. Joey and Stacy have personally invested over $500,000 to kick things off and prove the concept. Buki has obtained a $150K

small business loan and has $292K cash in the bank. Conversations about potential future funding are underway with high profile individuals.

On track to expand Buki across the country in 2019

Our launch was a success and customers are loving the comfort, style, and ease of our luxury technical clothing: we've created our most innovative fabric yet in our Collagen Collection and we're ready to expand into the high-end wholesale market this year, including spas and resorts.

May 2016: Finalize technical fabric development

Nov 2016: Launch Pop-Up Shop & website

March 2018: Buki gifted to all NFL owners/wives

June 2018: Launch Collagen Collection

December 2018: Reach $775K in sales

2019: Grow Wholesale


MAY 2016:
Finalize technical fabric development
MARCH 2018:
Buki gifted to all NFL owners/wives
DECEMBER 2018:
Reach $775K in sales
NOV 2016:
Launch Pop-Up Shop & website
JUNE 2018:
Launch Collagen Collection
2019:
Grow Wholesale

If we reach our goal of $107,000, we will be able to fund more aggressive sales and marketing programs to further accelerate our growth in 2019.

Founders & team



Joey and Stacy are passionate about how technology drives innovation. Joey was inspired by Richard Hellmstetter, the inventor of the Big Bertha, at Callaway who provided the design direction, "Design clothes like they're equipment." And Joey has designed clothes to function and perform FIRST, ever since. Stacy was influenced by her time at Clarisonic, a category creating device which was the perfect intersection of beauty and technology. She sees a similarity to Buki, which is targeting to be the leading 'technical clothing' brand in the world by intersecting technology and clothing.

Join the wardrobe revolution!

Together, we can transform how people dress from desk to dinner. Thank you for your support.

- Joey & Stacy

Team

| | Joey Rodolfo | Founder and CEO | A serial entrepreneur, Rodolfo has a proven track record in the apparel business. He led Men's Design for Callaway and Tommy Bahama and founded several very successful apparel brands, including Cutter & Buck, Bench, and Resort II. |

| | Stacy Bennett | Founder and COO | Bennett has 20+ years of Digital/Direct Marketing experience in the technology, retail, & consumer goods industries heading up eCommerce, Email, Website, and Social Media programs for iconic brands such as Amazon.com, Nordstrom, and Clarisonic. |

	Alison Mentzos	Senior Men's Designer	Seasoned design professional with 12+ years experience in men's and print design. Ensures our Buki Men's product is best-in-class. Also provides our in-house photography.
	Kathleen Vanderspek	Senior Women's Designer	Seasoned design professional with 15+ years experience in women's and men's design. Ensures our Buki Women's product is luxurious, stylish, and supremely comfortable.
	Shiso Bennett-Rodolfo	Vice-Puppy of Corporate Culture	Very actively involved in daily operations, including selecting the softest fabrics for napping.
	Rose Amano	Customer Service Manager	Supports wholesale sales team and their accounts, providing best-in-class service.
	Stefanie Bennett	Retail Store Manager	Oversees our Buki Flagship Retail store and bringing our Buki Wardrobe Revolution to life.
	Carrie Lazarz	Retail Marketing	Seasoned executive supporting our retail sales and marketing efforts and ensuring every customer has a smooth, unforgettable experience.
	Celina Quintana	Marketing Assistant	Supports all of our retail, eCommerce, and marketing efforts and helping to bring our Buki Wardrobe Revolution near you. Also provides art direction at our in-house photo shoots.
	Gene Zuckerman	VP Women's Sales	Seasoned sales executive leading our Buki women's wholesale sales organization. Mr. Zuckerman was so inspired by Buki, he came out of retirement to help share our Wardrobe Revolution with high-end speciality retail boutiques across the country.
	Sjoerd Stoffelsma	VP East Coast Men's Sales	Seasoned sales executive leading our East Coast Buki Men's wholesale sales organization. World-class sales, marketing, and business development professional with an uncanny ability to cultivate great relationships.
	Sue Dickerson-Smith	Merchandiser	Industry veteran with masterful merchandising skills, ensuring Buki product is merchandised well, pricing is sharp, and logistics are efficient.

	Ken Haruta	VP West Coast Men's Sales	Experienced sales executive leading our West Coast Buki Men's wholesale sales organization. He is leveraging his history of working in better men's wholesale and is highly skilled in building strong relationships.
	Kenny Kranseler	Advisor	Managing Director of Kabuki Strategy and seasoned strategic executive providing guidance on markets, opportunities, and go-to market strategies.

Perks

$50	$50 Buki Bucks (Gift Card)
$100	$120 Buki Bucks (Gift Card)
$250	$300 Buki Bucks (Gift Card)
$500	$650 Buki Bucks (Gift Card)
$1,000	Two Buki Hoodies + Two Buki T-Shirts + Two Buki Pants
$2,500	15% lifetime discount. Two Buki Hoodies +Two Buki T-Shirts + Two Buki Pants.
$5,000	15% lifetime discount. Invitation to design a Buki product that will be named after you. Plus, Two Buki Hoodies +Two Buki T-Shirts + Two Buki Pants.
$10,000	20% lifetime discount. Invitation to design a Buki product that will be named after you, dinner with the Founders, Joey Rodolfo and Stacy Bennett, a Private Design Studio, and a Store Tour that includes selecting 10 items of your choice (transportation not included. Held in Seattle).

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

WOW STUDIOS INCORPORATED

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

This Series 2019 Crowd SAFE (this "**Crowd SAFE**") certifies that in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE] (the "***Investment Date***"), WOW Studios Incorporated, a Washington corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock or Common Stock, as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock or Common Stock, as applicable, shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)　　If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)　　**Liquidity Event**.

(i)　　If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)　　If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)　　**Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)　　**Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" means a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, no par value, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (i) the legal requirements within its jurisdiction for the purchase of this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY

BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Seattle, Washington. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

WOW Studios Incorporated

By:
Name: Joey Rodolfo
Title: Chief Executive Officer
Address: 603 Stewart Street, Suite 707, Seattle, WA 98101
Email: joey@bukibrand.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between WOW Studios Incorporated, a Washington corporation (the "*Company*") and [Investor] ("*Stockholder"*). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Preferred Stock of a CF Shadow Series hereby agree to this Irrevocable Proxy (this "*Irrevocable Proxy*") as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this Irrevocable Proxy ("*Holder*") (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this Irrevocable Proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this Irrevocable Proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    (c) This Irrevocable Proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

    (a) The Stockholder has all necessary rights, power and authority to execute, deliver and perform his or her obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this Irrevocable Proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of (i) the Stockholder and (ii) the Intermediary .

7. Controlling Provisions. If any of the terms, conditions, or provisions of this Irrevocable Proxy are inconsistent or contrary to the terms in the Crowd SAFE, such Crowd SAFE shall control.

8. Assignment.

(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

9. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

INVESTOR:
By:
Name:

Date:

INTERMEDIARY:
By:
Name:
      CCO, OpenDeal Portal LLC d/b/a Republic
Date: